FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month November, 2007

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      Ö

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of September 30, 2006 and 2007 are as follows:

Assets	2006	2007
	ThU.S.$	ThU.S.$
Current assets	1,429,083	1,807,978
Property, plant and equipment	5,745,014	6,101,185
Other assets	81,804	97,963

Total assets	7,255,901	8,007,126

Liabilities and Shareholders’ Equity	2006	2007
	ThU.S.$	ThU.S.$
Current liabilities	527,385	668,420
Long-term liabilities	2,279,151	2,294,899
Minority interest	11,532	12,008
Shareholders’ equity	4,437,833	5,031,799

Total liabilities and shareholders’ equity	7,255,901	8,007,126

Total assets increased by 10.4%, or U.S.$751 million, from September 30, 2006 to June 30, 2007. This increase is mainly attributable to an increase in property, plant and equipment, trade accounts receivables, marketable securities and inventory.

Total liabilities increased by U.S.$157 million from September 30, 2006 to September 30, 2007. This increase is mainly attributable to a net increase in bonds of U.S.$275 million, an increase in accounts payable of U.S.$77 million and an increase in income deferred tax of U.S.$71 million, partially offset by a decrease in bank obligations of U.S.$275 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

The main financial and operating ratios are as follows:

Liquidity ratios	09/30/2006	12/31/2006	09/30/2007
Current ratio	2.71	1.96	2.70
Acid ratio	1.45	1.13	1.59

The slight decrease in the liquidity ratio in the current period is due to an increase in the percentage of the current liabilities in relationship with the current assets, influenced by bonds and accounts payable.

The increase in the current acid ratio from 2006 to 2007 is attributable to an increase in current assets due to higher trade accounts receivables, inventory and prepaid expenses.

Debt indicators	09/30/2006	12/31/2006	09/30/2007
Debt to equity ratio	0.63	0.61	0.59
Short-term debt to total debt	0.19	0.28	0.23
Long-term debt to total debt	0.81	0.72	0.77
Financial expenses covered	6.08	6.52	5.94

The debt ratio was 0.63 and 0.59 at September 30, 2006 and September 30, 2007, respectively.

Current liabilities increased from 19% of total liabilities at September 30, 2006 to 23% of total liabilities at September 30, 2007. The increase is attributable to an increase in short-term bonds due in December 2007.

The ratio of financial expenses covered increased from 6.08 points in 2006 to 5.94 points in 2007. The increase is attributable to a higher interest expenses in 2007.

Operational ratios	09/30/2006	12/31/2006	09/30/2007
Inventory turnover	1.67	2.31	2.07
Inventory turnover (excluding forests)	2.70	3.75	3.18
Inventory permanence (days)	162.03	156.10	130.54
Inventory permanence (excluding forests)	100.03	95.89	85.01

The ratio of inventory turnover increased from 1.67 at September 30, 2006 to 2.07 points at September 30, 2007. For this reason, the inventory permanence ratio decreased during the period ended September 30, 2007.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	09/30/2006	12/31/2006	09/30/2007
	ThU.S.$	ThU.S.$	ThU.S.$
Pulp	848,879	1,257,995	1,254,403
Sawn timber, cut wood, plywood and fiber panels	1,076,973	1,475,013	1,193,493
Forestry products	57,156	76,179	56,096
Other	32,855	40,470	69,642

Total operating income	2,015,863	2,849,657	2,573,634

Operating costs	09/30/2006	12/31/2006	09/30/2007
	ThU.S.$	ThU.S.$	ThU.S.$

Timber	276,870	382,954	368,377
Forestry work	179,226	248,884	229,119
Depreciation	121,691	176,455	168,639
Other costs	439,262	625,808	593,090

Total operating costs	1,017,049	1,434,101	1,359,225

Analysis of Operating Income

Operating income includes net income of U.S.$764 in 2007 compared to U.S.$611 in 2006, an increase of U.S.$153 million, primarily due to an increase in sales revenue consisting of higher volume and prices, which was partially offset by an increase in costs of sales and administration and sales expenses, principally for freight expenses.

Analysis of Non-Operating Loss

There was a non-operating loss of U.S.$77 million in 2006, compared to U.S.$106 million in 2007. The change was primarily caused by an increase in non-operating loss as described in the following table:

Item	Million U.S.$
Other non-operating income	14
Financial expenses	(28)
Other non-operating expenses	(8)
Others net	(7)
Decrease non-operating loss	(29)

The increase in other non-operating income is attributable to a sell of “Bonos de Carbono”, or “Carbon Bonds”.

The increase in financial expenses is attributable to a decrease in capitalized interest in connection with the Nueva Aldea Pulp Mill project.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

Profitability ratios	09/30/2006	12/31/2006	09/30/2007
Equity yield	10.10	13.64	11.01
Asset performance ratio	6.14	8.31	6.83
Operating asset ratio	8.83	11.74	10.13
Income per share (U.S.$)	3.80	5.47	4.61
EBITDA *	770,202	1,091,863	971,558
Income after tax (ThU.S.$)	427,081	614,770	518,302
* Earnings before income tax, interest, depreciation, amortization and extraordinary items.

Operational income ThU.S.$	610,888	865,316	763.677
Financial expenses ThU.S.$	(105,767)	(139,360)	(133,903)
Non-operating expenses ThU.S.$	(76,579)	(101,145)	(105,659)

3.	MARKET SITUATION

Pulp

During the first nine months of 2007, the pulp market remained stable, registering a consistent increase in the prices of different products during this period.

It is important to mention that the current market situation may be attributable, in part, to problems in the supply of raw materials faced by producers in the Northern Hemisphere and Europe.

For the last quarter of 2007, we expect that the strong demand for this commodity will be maintained. Therefore, the current price levels should not fluctuate during this period. Given a recent agreement, the production of Canadian pulp, which was seriously affected by the supply shortage above mentioned, should be normalized.

Arauco has approximately a five percent (5%) share in the global pulp market.

Arauco’s competition in the long fiber global market is predominantly concentrated in Canada, the United States, Sweden and Finland and for short fiber, in Brazil and Indonesia.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

Wood

The situation with the United States market remains very complicated in respect of the exportation of wood and panels. The construction sector has continued to be affected by the important stock of unsold houses, which has caused construction to diminish 25% during the last 18 months. The perspective does not look favorable and we expect this to continue until the second semester of 2008. Prices of moldings and wood have continued to decrease.

The sales and results of the third quarter were better than the first two quarters of the year and the rest of the world has experienced an increase in the supply of wood. Europe and certain countries in Asia continue to experience a decrease in demand and the beginning of a decrease in prices for the last quarter of the year.

Panels

During the third quarter of 2007, Paneles Arauco maintained its sales within expectations and, at the moment, except for the Plywood area, where because of energy availability, it has not been possible to satisfy the demand or comply with the sales plans. We expect that, this situation will be reversed during the fourth quarter with an increase of Electric Energy and the beginning of operations of the new production line in Nueva Aldea.

In the United States, the demand for AraucoPly remains strong while in Europe the limited offer of Finish products has also been added to the decrease in Russian exports and decrease in exports from Meranti from Malasia and Indonesia. In Mexico, the closing of local production plants has allowed us to achieve our sales plan. These factors generate a good outlook for the rest of the year.

The demand for MDF (Trupan) has significantly increased in Argentina while in Brazil it maintains a slight decrease. In the rest of Latin America and the Caribbean, sales maintained a good level without significant variations in price during the quarter. In the case of Chipboard (Faplac) and Hard Board (Cholguan), both our sales and prices have exceeded our expectation for the quarter.

With respect to MDF (TruChoice) moldings, even though our sales were similar to our second quarter sales, they suffered a significant low in September due to the decrease in the real estate market in North America. We expect that the lower demand in this line of products projected for the following months will be compensated with larger investments in Latin America and the Caribbean during the fourth quarter of the year.

In general, the situation of our production centers is optimal with the sole exception of the Plywood plant of Arauco which we expect to operate normally from now on.

The sale of the Carbon Bonds of approximately nine million dollars of the Trupán-Cholguán and Nueva Aldea Phase I plants are included in the reports for the current quarter.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

4.	ANALYSIS OF CASH FLOW

	09/30/2006	12/31/2006	09/30/2007
	ThU.S.$	ThU.S.$	ThU.S.$
Operating cash flow	605,586	772,018	755,362
Cash flow from financing activities	(176,335)	(171,671)	(283,296)
Cash flow from investment activities	(607,573)	(764,709)	(417,081)
Net cash flow for the period	(178,322)	(164,362)	54,985

We had a positive operating cash flow of U.S.$755 million compared to a U.S.$606 million for the same period in 2006, resulting from greater sale collections, partially offset by an increase in payments to suppliers and personnel.

Cash flow from financing activities at September 30, 2007 was a net expenses of U.S.$176 million compared to a net expense of U.S.$283 million for the same period in 2006. This change resulted from an increase in dividends and a higher debt payment in 2007, offset by bonds issued by our subsidiary Alto Paraná S.A.

Cash flow from investment activities for this period was a lower net expense than for the same period in 2006, due principally to larger disbursements for purchases in property, plant and equipment.

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of September 30, 2007, a relation between fixed rate debts and total consolidated debt of approximately 85.8%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
	2006	2007
	ThU.S.$	ThU.S.$
ASSETS
CURRENT ASSETS:
Cash	25,078	31,178
Time deposits	28,735	14,790
Marketable securities (note 3)	113,507	200,975
Trade accounts receivable (note 4)	425,070	551,111
Notes receivable	6,316	3,675
Other receivables	59,211	97,534
Notes and accounts receivable from related parties (note 18)	1,568	3,761
Inventories (note 5)	611,569	679,725
Recoverable taxes	59,282	93,798
Prepaid expenses	50,236	68,802
Other current assets	48,511	62,629

Total current assets	1,429,083	1,807,978

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	508,426	533,401
Forests	2,266,396	2,529,540
Buildings and other infrastructure	1,708,160	2,035,729
Machinery and equipment	2,308,926	2,879,175
Other	1,100,760	500,125
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(2,216,423)	(2,445,554)

Net property, plant and equipment	5,745,014	6,101,185

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	82,536	86,877
Investments in other companies	235	261
Goodwill (note 8)	4,174	3,672
Negative goodwill (note 8)	(61,001)	(56,738)
Long-term receivables	14,411	13,770
Intangibles	731	812
Amortization	(359)	(434)
Other (note 9)	41,077	49,743

Total other non-current assets	81,804	97,963

Total assets	7,255,901	8,007,126

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets, continued

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2006	2007
	ThU.S.$	ThU.S.$

CURRENT LIABILITIES:
Current bank borrowings (note 10)	40,203	59,500
Current portion of long-term bank borrowings (note 14)	152,338	95,657
Current portion of bonds (note 12)	20,524	125,831
Current portion of other long term liabilities	451	616
Dividends payable	182	235
Trade accounts payable	168,721	245,449
Notes payable	5,906	5,373
Sundry accounts payable	10,987	14,340
Notes and accounts payable to related companies (note 18)	6,519	5,394
Accrued liabilities (note 13)	62,957	55,939
Withholding taxes	19,235	28,884
Income tax payable	28,198	25,010
Deferred income	5,087	3,780
Deferred taxes	4,581	1,791
Other current liabilities	1,496	621

Total current liabilities	527,385	668,420

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	415,459	178,088
Bonds (note 12)	1,682,500	1,852,500
Sundry accounts payable	3,687	2,262
Accrued liabilities	24,842	30,587
Deferred tax liabilities (note 15)	111,723	185,054
Other long-term liabilities	40,940	46,408

Total long-term liabilities	2,279,151	2,294,899

Minority interest (note 23)	11,532	12,008

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,337,114	1,503,207
Retained earnings	2,317,030	2,653,979
Net income for the period	430,513	521,437

Total shareholders’ equity	4,437,833	5,031,799

Total liabilities and shareholders’ equity	7,255,901	8,007,126

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
	2006	2007
	ThU.S.$	ThU.S.$
OPERATING INCOME:
Sales revenue	2,015,863	2,573,634
Cost of sales	(1,017,049)	(1,359,225)
Gross profit	998,814	1,214,409
Administration and selling expenses	(387,926)	(450,732)

Operating income	610,888	763,677

NON-OPERATING INCOME:
Interest earned	21,376	14,421
Share of net income of related companies (note 7)	5,472	6,697
Other non-operating income (note 21)	7,641	21,706
Investment loss of related companies	—	(464)
Amortization of goodwill (note 8)	(2,077)	(2,179)
Interest expenses	(105,767)	(133,903)
Other non-operating expenses (note 22)	(11,308)	(18,768)
Price-level restatement (note 1)	(79)	(640)
Foreign currency exchange rate (note 1)	8,163	7,471

Non-operating loss	(76,579)	(105,659)

Income before taxes, minority interest and amortization of negative goodwill	534,309	658,018
Income taxes (note 15)	(107,228)	(140,001)
Income before minority interest and amortization of negative goodwill	427,081	518,017
Minority interest (note 23)	14	285
Income before amortization of negative goodwill	427,095	518,302
Amortization of negative goodwill (note 8)	3,418	3,135

Net income	430,513	521,437

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
	2006	2007
	ThU.S.$	ThU.S.$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	430,513	521,437
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	(54)	108
Items affecting income not involving the movement of cash:
Depreciation	128,035	177,173
Amortization of intangibles	26	30
Write-offs and provisions	1,366	1,362
Profit from investments accounted for under the equity method	(5,472)	(6,697)
Interest loss of related companies	—	464
Amortization of goodwill	2,077	2,179
Amortization of negative goodwill	(3,418)	(3,135)
Net price level restatement	79	640
Foreign currency exchange rate	(8,163)	(7,471)
Others	41,180	62,100
Decrease (Increase) in current assets:
Clients and debtors	(208,786)	(73,418)
Inventory	(35,577)	(19,541)
Other current assets	5,344	(19,746)
Increase (Decrease) in current liabilities:
Suppliers and creditors	184,699	47,000
Interest payable	(12,091)	36,110
Provision for income taxes	55,131	31,002
Other current liabilities	30,697	5,765

Net cash flows from operating activities	605,586	755,362

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows, continued

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
	2006	2007
	ThU.S.$	ThU.S.$
CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	559,735	767,597
Loans paid	(633,161)	(1,144,890)
Bonds issue	—	268,110
Dividends paid	(102,853)	(172,466)
Other	(56)	(1,647)

Net cash flow from financing activities	(176,335)	(283,296)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	4,999	790
Purchase of property, plant and equipment	(585,577)	(417,401)
Permanent investments	(16)	(185)
Capitalized interest paid	(27,112)	(704)
Other investments	133	419

Net cash flow from investment activities	(607,573)	(417,081)

Net cash flows from operating, investing and financing activities	(178,322)	54,985

Effect of inflation	7,979	7,662
Net decrease in cash and cash equivalents	(170,343)	62,647
Initial balance of cash and cash equivalents	338,511	184,296

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	168,168	246,943

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of September 30, 2006 and 2007 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(a)	Organization and basis of presentation, continued

	Interest of the Company as of September 30, 2007			Total September 30, 2006
Subsidiary company	Direct %	Indirect %	Total %	Total %
Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.99
Arauco Distribución S.A.	—	99.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Europe S.A. (Switzerland)	—	—	—	99.98
Arauco Florestal S.A. (Brasil)	—	99.99	99.99	—
Arauco Forest Brasil S.A. (Ex-L.D. Forest Products S.A.) (Brazil)	—	99.99	99.99	99.99
Arauco Forest Products B.V.(The Netherlands)	—	99.99	99.99	99.99
Arauco Generación S.A.	98.00	1.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	0.06	99.93	99.99	99.99
Arauco Internacional S.A.	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Caif S.A. (Argentina)	—	99.99	99.99	99.99
Controladora de Plagas Forestales S.A.	—	61.17	61.17	55.40
Ecoboard S.A. (Argentina)	—	99.99	99.99	99.99
Ecoresin S.A. (Argentina)	—	99.99	99.99	99.99
Faplac S.A. (Argentina)	—	99.99	99.99	99.99
Flooring S.A. (Argentina)	—	99.99	99.99	60.00
Forestal Arauco Costa Rica S.A. (Costa Rica)	8.47	91.52	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0. 12	99.87	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	—	97.43	97.43	97.31
Forestal Concepción S.A. (Panamá)	—	99.99	99.99	99.99
Forestal Cono Sur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Los Lagos S.A.	—	79.94	79.94	79.94
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	10.00	89.99	99.99	99.99
Inversiones Celco S.L. (Spain)	32.02	67.97	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
La Señora del Milagro S.R.L. (Argentina)	—	99.99	99.99	—
Molduras Trupán S.A.	1.00	98.99	99.99	99.99
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Placas Do Parana S.A. (Brazil)	—	99.99	99.99	99.99
Servicios Logísticos Arauco S.A.	45.00	54.99	99.99	99.99
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements; and

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”).

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements, relating to the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos, is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous September 30
September 30, 2006	124.64	2.8%
September 30, 2007	131.93	5.8%

The values of the CPI used for the price-level restatement for the two most recent fiscal periods were as follows:

	Index	Change from previous August 31,
August 31, 2006	124.62	3.8%
August 31, 2007	130.45	4.7%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexation of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
September 30, 2006	18,401.15
September 30, 2007	19,178.94

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At September 30,
	2006	2007
	U.S.$ 1	U.S.$ 1
Chilean peso (Ch$)	537.03	511.23
Euro	0.79	0.70
Argentine peso (Ar$)	3.10	3.15
Brazilean real (R$)	2.17	1.83
Unidad de Fomento (UF)	0.03	0.03

The differences arising in the valuation of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on interest rate swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the period in which they arise. See note 1(o).

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Period ended September 30,
	2006	2007
	ThU.S.$ Credit (Charge)	ThU.S.$ Credit (Charge)
Assets, liabilities and equity restated by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(641)	(1,649)
Property, plant and equipment, net	432	801
Inventories	56	—
Other assets and liabilities, net	157	538

Net effect on income	4	(310)

Price-level restatement of income statement accounts	(83)	(330)

Credit (charge) to income by CPI	(79)	(640)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for foreign currency exchange rate:

	Period ended September 30,
	2006	2007
	ThU.S.$ Credit (Charge)	ThU.S.$ Credit (Charge)
Assets restated by foreign currency
Trade accounts receivable	1,262	5,523
Other assets	5,994	28,702
Liabilities restated by foreign currency
Bank borrowings	(877)	(2,983)
Trade accounts payable	2,312	(4,475)
Dividends payable	1,647	(2,154)
Other liabilities	(2,175)	(17,142)

Net effect on income from foreign currency	8,163	7,471

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest. Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

Investment in money market funds are stated at market value based on period-end quoted values.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the average price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

The Company has conducted an impairment analysis of its significant assets and concluded that no impairment charge is necessary.

(ii)	Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves”.

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 20% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

Investment in related companies acquired through December 31, 2003 are accounted for using the equity method, in accordance with Circular Letter No. 368 of the Chilean Securities Commission.

Investment in related companies acquired after December 31, 2003 are accounted for using the proportional net worth method, in accordance with Circular Letter No. 1697 of the Chilean Securities Commission.

Investments in foreign companies are accounted for in accordance with Technical Bulletin No. 64 of the Accountants Association of Chile.

(h)	Income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular 1466 of the Chilean Securities Commission. The effects of deferred income taxes up to January 1, 2000 that were not previously recorded were recognized in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra asset or liability account (“complementary accounts”) and were recorded. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes by January 1, 2000 are recognized in income as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax assets to an amount that is more likely than not to be realized.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each period-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5%.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the period in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$2,344 thousand and U.S.$2,161 thousand for the period ended September 30, 2006 and 2007, respectively.

(l)	Negative goodwill on investments

Any excess of the fair value of net assets (book value until December 31, 2003) of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period or the life time of acquired assets.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of fair value of net assets (book value until December 31, 2003) is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period or the life time of acquired assets.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months. Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and in general, all cash flows not defined as resulting from financing or investing activities. The operating concept used in this statement is broader than that in the consolidated statements of income.

(o)	Interest rate swaps

Interest rate swap agreements are considered hedges of existing items and accounted for in accordance with Technical Bulletin No. 57 of the Accountants Association of Chile.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction in the cost of the forests. These amounts are realized as income on sale of the related finished goods.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectibility on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded in accordance with Technical Bulletin No. 70 of the Accountants Association of Chile.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

•	Monetary assets and liabilities are translated at period-end rates of exchange between the U.S. dollar and the local currency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries, continued

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant period.

Until December 31, 2001, under B.T. No. 64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment,” as the foreign investment itself was measured in U.S. dollars. For the periods ended September 30, 2007 and 2006, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

As of September 30, 2007, the Company’s investments in Argentina represented 7.9% of its consolidated assets, compared to 9.0% as of September 30, 2006.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may affect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the periods covered in these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKETABLE SECURITIES

Marketable securities as of each period-end, were as follows:

	As of September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Mutual fund units	113,507	200,975

Total marketable securities	113,507	200,975

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each period-end were as follows:

	As of September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Trade accounts receivable	434,675	559,853
Allowance for doubtful accounts	(9,605)	(8,742)

Total trade accounts receivable	425,070	551,111

As of September 30, 2006 and 2007, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Finished goods (pulp)	66,200	76,373
Finished goods (timber and panels)	171,483	188,685
Work in progress	12,213	21,606
Sawlogs, pulpwood and chips	51,097	56,879
Raw material	63,401	71,261
Forests under exploitation	220,140	233,584
Pending imports	1,604	1,696
Other	25,431	29,641

Total inventories	611,569	679,725

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Buildings and other infrastructure	2,413	2,305
Machinery and equipment	214	175

Total increase in value due to technical revaluation of property, plant and equipment	2,627	2,480

Depreciation of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Depreciation of:
Property, plant and equipment (excluding land and forests)	127,926	177,063
Technical revaluation	109	110

Total	128,035	177,173

Accumulated depreciation was as follows:

	As of September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	2,151,210	2,380,194
Technical revaluation	65,213	65,360

Total	2,216,423	2,445,554

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

Forests

The cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of September 30,
	2006	2007
	ThU.S.$	`ThU.S.$
Cost of forests	987,789	1,091,737
Commercial valuation increment	1,278,607	1,437,803

Total	2,266,396	2,529,540

7.	INVESTMENTS IN RELATED COMPANIES

During the periods 2006 and 2007, Arauco did not make any significant investments in related companies.

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

The investments in related companies at each period-end were as follows:

	As of September 30,
	Percentage Participation		Investment Value		Net income of investee
	2006	2007	2006	2007	2006	2007
	%	%	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	22,845	26,484	1,649	2,432
Inversiones Puerto Coronel S.A.	50.00	50.00	11,885	14,252	801	1,482
Servicios Corporativos Sercor S.A.	20.00	20.00	1,239	1,496	290	118
Eka Chile S.A.	50.00	50.00	28,311	27,423	679	(664)
Dynea Brasil S.A.	50.00	50.00	18,256	17,222	2,053	2,665

Total			82,536	86,877	5,472	6,033

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL

a) Negative goodwill as of each period-end was as follows:

	As of September 30,
	2006		2007
	Amortization for the period	Balance of negative goodwill	Amortization for the period	Balance of negative goodwill
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Forestal Cholguán S.A.	1	—	—	—
Arauco Forest Brasil S.A. (ex -L.D. Forest Products S.A.)	2,856	60,379	3,112	56,326
Ecoresin S.A.	355	395	10	267
Ecoboard S.A.	203	227	13	145
Controladora de Plagas Forestales S.A.	3	—	—	—

Total negative goodwill	3,418	61,001	3,135	56,738

b) Goodwill as of each period-end was as follows:

	As of September 30,
	2006		2007
	Amortization for the period	Balance of goodwill	Amortization for the period	Balance of goodwill
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Eka Chile S.A.	1,816	3,026	1,816	605
Southwoods-Arauco Lumber L.L.C.	225	375	225	75
Forestal Los Lagos S.A.	36	773	48	707
Norwood S.A.	—	—	11	281
La Señora del Milagro S.R.L. (*)	—	—	79	2,004

Total goodwill	2,077	4,174	2,179	3,672

(*)	Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, the Company is conducting additional analyses of some assets that eventually will be added to the currently reported values.

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Recoverable taxes	18,296	19,047
Bond issue expenses	10,295	10,789
Discounts on bond issues	2,995	4,410
Forestry roads	5,195	12,095
Other	4,296	3,402

Total other non-current assets	41,077	49,743

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of period-end were as follows:

	As of September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Total outstanding	40,203	59,500
Principal outstanding	40,168	59,317
Weighted average annual interest rate	5.24	5.81

Current bank borrowings were denominated as follows:

	As of September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Obligations in foreign currency	40,203	59,483
Obligations in local currency	—	17

Total current bank borrowings	40,203	59,500

11.	CURRENT LIABILITIES

(a) The following liabilities, excluding bank borrowings, fall due within one year:

	As of September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Current portion of bonds	20,524	125,831
Current portion of other long-term liabilities	451	616
Trade accounts payable	168,721	245,449
Accounts and notes payable to related parties	6,519	5,394
Current provisions	62,957	55,939
Sundry accounts payable and other liabilities	75,672	80,034

Total	334,844	513,263

(b)	The percentages of these obligations in foreign and local currency, were as follows at period-end:

	As of September 30,
	2006	2007
	%	%
Foreign currency	54.52	66.02
Local currency	45.48	33.98

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had six series of Yankee Bonds and one series of bonds sold pursuant to Rule 144A (the “Rule 144A Bonds”) outstanding as of September 30, 2007.

The balances of the bonds were as follows:

	As of September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Current
Yankee Bonds 1st Issue	2,042	102,042
Yankee Bonds 2nd Issue	691	691
Yankee Bonds 3rd Issue	2,916	2,916
Yankee Bonds 4th Issue	1,416	1,416
Yankee Bonds 5th Issue	3,459	3,459
Yankee Bonds 6th Issue	10,000	10,000
Rule 144 A Bonds	—	5,307

Total current (including accrued interest)	20,524	125,831

Long-term
Yankee Bonds 1st Issue	100,000	—
Yankee Bonds 2nd Issue	225,000	225,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	300,000	300,000
Yankee Bonds 6th Issue	400,000	400,000
Rule 144A Bonds	—	270,000

Total long-term	1,682,500	1,852,500

Less total accrued interest	20,524	25,831

Total principal outstanding	1,682,500	1,952,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue	Yankee Bonds 6th Issue	Rule 144A Bonds Issue
Issue date	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003	April 20, 2005	June 9, 2007
Authorized Amount (nominal)	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 270,000
20 years ThU.S.$ 125,000
Authorized Amount (outstanding)	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000	10 years ThU.S.$ 270,500	10 years ThU.S.$ 387,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 270,000
20 years ThU.S.$ 125,000
Issue amount	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 270,000
20 years ThU.S.$ 125,000
Amounts Authorized but not issued	—	—	—	—	—	—	—
Principal Repayment	December 2007	12 years September 2009	August 2010	September 2011	July 2013	April 2015	June 2017
20 years September 2017
Interest rate (excluding effects of any interest rate swap)	7.00%	12 years 7.20% 20 years 7.50%	8.625%	7.75%	5.125%	5.625%	6.375%
Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

As of September 2007, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2007(*)	125,831
2009	100,000
2010	270,500
2011	387,000
2013	300,000
2015	400,000
2017	395,000

Total	1,978,331

(*) This amount includes U.S.$25,831 thousand of accrued interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Accrual for staff vacations	9,573	12,099
Plant maintenance accrual	16,288	8,105
Standby letters of credit	342	572
Staff severance indemnities	2,425	1,877
Selling and other transportation costs provisions	2,832	4,158
Electrical expense provision	5,744	7,981
Staff salary and benefits	7,300	2,330
Forestry activity expenses	1,399	1,044
Pending monthly provisional payments	6,027	8,190
Chlorate Plant provision	1,349	1,779
Services and fees provision	1,380	1,662
Technical assistance provision	2,095	1,081
Other current liabilities	6,203	5,061

Total accrued liabilities	62,957	55,939

(b) Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Balance at beginning of period	21,456	24,080
Provision during the period	1,273	3,014
Provision with charge to assets	101	—
Payments during the period	(926)	(543)

Balance as of period-end	21,904	26,551

	As of September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Shown in the balance sheet as:
Current	2,425	1,877
Long-term	19,479	24,674

Total	21,904	26,551

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

		As of September 30, 2006		As of September 30, 2007
Bank or financial institution	Denomination	Long-term Portion	Short-term Portion	Long-term Portion	Short-term Portion
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
J.P. Morgan-Chase (Argentine Collateral Trust) (1)	U.S.$	150,000	100,184	—	—
Tesoro Argentino (2)	U.S.$	835	840	278	862
Citigroup (Revolving Facility) (3)	U.S.$	240,000	1,613	160,000	84,442
Santander Overseas Bank Inc. (4)	U.S.$	9,600	2,554	7,200	2,541
Banco Alfa	U.S.$	—	4,076	—	—
Banco Alfa	R$	205	95	131	113
Banco Itau	R$	—	7,991	—	—
Banco Safra	R$	182	112	84	132
Banco Modal	R$	—	6,429	—	—
Banco Sampo	U.S.$	8,183	3,521	4,910	3,447
Banco ABN	U.S.$	1,454	1,044	485	1,015
International Finance Corporation	U.S.$	5,000	207	5,000	210
Citibank	U.S.$	—	7,093	—	—
Banco Rio	U.S.$	—	8,115	—	—
Banco Francés	U.S.$	—	2,017	—	—
Banco Francés	Ar$	—	6,447	—	—
Banco Do Brasil	R$	—	—	—	2,895
Total long-term bank borrowings		415,459	152,338	178,088	95,657

The weighted average interest rates for long-term foreign currency-denominated debt for the periods ended September 30, 2006 and 2007 were 5.70% and 5.63%, respectively. Arauco enters into interest rate swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

Six-month LIBOR on September 30, 2006 and 2007 was 5.37% and 5.13%, respectively.

(1)	The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread. Interest payments are due semi-annually and principal is payable in five semi-annual payments, which was prepaid in June 2007.

(2)	Alto Paraná owed an initial aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(3)	On August 3, 2004, the Company obtained a syndicated loan for U.S.$ 240 million with a group of banks lead by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The credit is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes.

The term of the credit is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

(4)	The subsidiary Forestal Los Lagos S.A. obtained a U.S.$ 12 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars and had a variable interest rate of LIBOR plus 0.50%. Interest payments are due semi-annually while the loan principal is repayable in seven semi-annually payments, which begin on January 2, 2007.

(b)	Debt distribution

As of September 30, 2006 and 2007, long-term bank borrowings, including both the current portion and interest accrued, were denominated in U.S. dollars and Brazilian reals.

(c)	Maturity of long-term bank borrowings

As of September 30, 2007, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2008	86,633
2009	86,455
2010 and thereafter	5,000

Total	178,088

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.
•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.
•	Consolidated net worth must not be less than U.S.$ 2,500 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$83,253 thousand and U.S.$106,861 thousand for the periods ended September 30, 2006 and 2007, respectively. Furthermore, Arauco established provisions for U.S.$105 thousand as of September 30, 2006 and U.S.$138 thousand as of September 30, 2007, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Income tax	(83,253)	(106,861)
Adjustment to prior year’s tax expense	1,228	12
Provisions estimated in accordance with Article No. 21 of the Income Tax Law in Chile	(105)	(138)
Deferred income tax	(24,970)	(34,149)
Amortization of complementary accounts	(128)	(333)
Other charges and credits to the account	—	1,468

Total Income Tax	(107,228)	(140,001)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of September 30, 2007 were as follows:

	Retained Earnings		Shareholders’
	With Credit	Without Credit	Tax Credit
	ThU.S.$	ThU.S.$	ThU.S.$
Balance as of December 31, 2005	44,720	3,189	9,159
Balance as of December 31, 2006	181,408	2,733	36,799

Total	226,128	5,922	45,958

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(h), as of September 30, 2006 and 2007 Arauco recorded accumulated deferred taxes arising from temporary differences as follows:

	As of September 30, 2006
	Deferred tax assets		Deferred tax liabilities
	Current	Long term	Current	Long term
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Allowance for doubtful accounts	2,091	147	—	—
Deferred revenues	824	115	—	—
Accrual for staff vacations	1,429	—	—	—
Production costs	—	—	8,705	—
Value difference and property, plant and equipment depreciation	—	—	5,267	140,477
Capitalized expenses	—	—	8,099	15,474
Obsolescence reserve	623	—	—	—
Debt issue and project expenses	—	—	—	3,107
Staff severance indemnities	2,264	922	—	—
Tax loss carry forwards	2,960	25,440	—	—
Property, plant and equipment valuation	—	30,049	—	3,713
Accrual for contingencies	253	1,399	—	—
Plant maintenance accrual	1,847	—	—	—
Argentine peso devaluation	1,972	—	—	—
Other	4,230	594	347	2,225
Leasing assets	130	1,003	767	988
Sales provision	2,700	—	—	—

Total	21,323	59,669	23,185	165,984

Complementary accounts, net of accumulated amortization (1)	(2,719)	(4,475)	—	(4,990)
Valuation provision	—	(5,923)	—	—

Total	18,604	49,271	23,185	160,994

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c) Deferred taxation, continued

	As of September 30, 2007
	Deferred tax assets		Deferred tax liabilities
	Current	Long term	Current	Long term
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Allowance for doubtful accounts	3,175	276	—	—
Deferred revenues	69	68	—	—
Accrual for staff vacations	1,764	—	—	—
Production costs	—	—	10,586	—
Capitalized expenses	—	—	7,925	21,205
Value difference and property, plant and equipment depreciation	—	—	482	189,456
Staff severance indemnities	3,182	1,299	—	—
Debt issue and project expenses	—	—	—	4,515
Obsolescence reserve	617	—	—	—
Accrual for contingencies	579	1,370	—	—
Tax loss carry-forwards	2,719	31,416	—	—
Property, plant and equipment valuation	—	560	—	11,215
Plant maintenance accrual	682	—	—	—
Other	5,010	1,087	717	1,539
Leasing assets	130	864	1,065	728
Sales provision	2,783	—	—	—
Inventories value	993	223	—	—

Total	21,703	37,163	20,775	228,658

Complementary accounts, net of accumulated amortization (1)	(2,719)	(38)	—	(6,479)
Valuation provision	—	—	—	—

Total	18,984	37,125	20,775	222,179

(1) These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves.” These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$188 thousand during the period ending September 30, 2006 and received forestry grants of U.S.$83 thousand during the period ending September 30, 2007.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each period-end.

		At September 30,
	Currency	2006	2007
		ThU.S.$	ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	10,142	10,998
Cash and banks	Ch$	5,385	5,004
Cash and banks	Ar$	4,204	7,018
Cash and banks	R$	273	288
Cash and banks	Euro	1,584	4,779
Cash and banks	Mx$	2,829	1,035
Cash and banks	Other currencies	661	2,056
Time deposits and marketable securities	U.S.$	80,819	144,173
Time deposits and marketable securities	Ch$	35	2,450
Time deposits and marketable securities	R$	16,982	11,383
Time deposits and marketable securities	Euro	44,400	57,753
Time deposits and marketable securities	Ar$	6	6
Trade accounts receivable	U.S.$	307,777	444,080
Trade accounts receivable	Ch$	37,342	43,423
Trade accounts receivable	Ar$	16,143	11,735
Trade accounts receivable	R$	31,564	30,025
Trade accounts receivable	Euro	25,300	10,871
Trade accounts receivable	Mx$	3,911	6,907
Trade accounts receivable	Other currencies	3,033	4,070
Other accounts receivable	U.S.$	10,822	18,770
Other accounts receivable	Ch$	31,807	44,096
Other accounts receivable	Ar$	9,017	17,914
Other accounts receivable	R$	1,800	1,723
Other accounts receivable	Euro	4,726	13,217
Other accounts receivable	Mx$	809	1,499
Other accounts receivable	Other currencies	230	315
Inventories	U.S.$	593,593	625,638
Inventories	Ch$	17,976	54,087
Other current assets	U.S.$	86,289	73,457
Other current assets	Ch$	34,148	135,995
Other current assets	Ar$	34,985	16,247
Other current assets	R$	3,258	4,151
Other current assets	Mx$	1,134	1,956
Other current assets	Euro	2,692	119
Other current assets	Other currencies	3,407	740

Total current assets		1,429,083	1,807,978

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

			At September 30,
	Currency		2006	2007
			ThU.S.$	ThU.S.$
Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$		5,722,574	6,078,093
Property, plant and equipment	Ch$		22,440	23,092
Other assets	U.S.$		48,943	64,911
Other assets	Ch$		12,012	12,169
Other assets	Ar$		19,825	19,711
Other assets	R$		987	1,129
Other assets	Mx$		37	43

Total property, plant and equipment and other assets			5,826,818	6,199,148

Total assets			7,255,901	8,007,126

			At September 30,
	Currency		2006	2007
			ThU.S.$	ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings		U.S.$	40,203	59,483
Current bank borrowings		Ch$	—	17
Current portion of long-term bank borrowings		U.S.$	131,263	92,517
Current portion of long-term bank borrowings		R$	14,628	3,140
Current portion of long-term bank borrowings		Ar$	6,447	—
Current portion of bonds		U.S.$	20,524	125,831
Notes and trade accounts payable		U.S.$	42,297	116,016
Notes and trade accounts payable		Ch$	90,145	106,674
Notes and trade accounts payable		Euro	1,612	11,710
Notes and trade accounts payable		Mx$	658	2,258
Notes and trade accounts payable		Other currencies	310	150
Notes and trade accounts payable		R$	339	52
Notes and trade accounts payable		Ar$	33,360	8,589
Other current liabilities		U.S.$	22,296	17,453
Other current liabilities		Ch$	62,135	67,745
Other current liabilities		Euro	269	112
Other current liabilities		Other currencies	116	129
Other current liabilities		R$	24,347	26,949
Other current liabilities		Ar$	35,511	27,886
Other current liabilities		Mx$	925	1,709

Total current liabilities			527,385	668,420

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At September30,
	Currency	2006	2007
		ThU.S.$	ThU.S.$
Long-term liabilities:
Long-term bank borrowings	U.S.$	415,072	177,873
Long-term bank borrowings	R$	387	215
Bonds	U.S.$	1,682,500	1,852,500
Other long-term liabilities	U.S.$	3,375	25,311
Other long-term liabilities	Ch$	122,351	160,198
Other long-term liabilities	Other currencies	3	4
Other long-term liabilities	R$	47,628	53,973
Other long-term liabilities	Ar$	7,687	24,825
Other long-term liabilities	Mx$	148	—
Total long-term liabilities		2,279,151	2,294,899

Total liabilities		2,806,536	2,963,319

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	As of September 30,
Company	Relationship	2006	2007	Transaction
		ThU.S.$	ThU.S.$
(a) Current assets
Eka Chile S.A.	Affiliate	1,174	3,510	Accounts receivable
CMPC Maderas S.A.	Indirect	—	24	Accounts receivable
Dynea S.A.	Indirect	—	85	Accounts receivable
Entel S.A.	Indirect	1	—	Accounts receivable
Fundación Educacional Arauco	Affíliate	393	142	Accounts receivable

Total current assets		1,568	3,761

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	2,182	3,848	Accounts payable
Puerto de Lirquén S.A.	Affiliate	433	262	Accounts payable
Fantoni S.P.A.	Indirect	1,558	—	Accounts payable
Abastible S.A.	Indirect	234	202	Accounts payable
Servicios Corporativos Sercor S.A.	Indirect	—	7	Accounts payable
Sigma S.A.	Indirect	1	3	Accounts payable
Cía. Puerto de Coronel S.A.	Affiliate	753	562	Accounts payable
CMPC Maderas S.A.	Indirect	1,330	—	Accounts payable
Empresas Copec S.A.	Indirect	22	—	Accounts payable
Edipac S.A.	Indirect	3	3	Accounts payable
Codelco Chile	Indirect	3	1	Accounts payable
Cía. Sudamericana de Vapores S.A.	Indirect	—	488	Accounts payable
Entel S.A.	Indirect	—	16	Accounts payable
Adm. de Est. De Servicios Serco Ltda.	Indirect	—	1	Accounts payable
Depósitos Portuarios Lirquén S.A.	Indirect	—	1	Accounts payable

Total current liabilities		6,519	5,394

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the periods ended September 30, 2006 and 2007, Arauco had the following related party transactions, higher than U.S.$200 thousand, that affected net income:

		Purchases (sales) Period ended September 30,
		2006	2007
		ThU.S.$	ThU.S.$
(a)	Compañía de Petróleos de Chile Copec S.A.:
	Purchases of fuel	28,432	57,969
(b)	Puerto de Lirquén S.A.:
	Port services	3,463	5,687
(c)	Abastible S.A.:
	Purchases of fuel	1,613	2,650
	Other sales	(327)	—
(d)	Cía. Puerto de Coronel S.A:
	Stockpiling services	4,000	4,097
(e)	Portaluppi, Guzmán y Bezanilla Abogados:
	Legal advice	620	920
(f)	Eka Chile S.A.:	13,620	34,654
	Purchase of sodium chlorate	13,620	34,654
	Electricity sale	(13,890)	(18,784)
	Other purchases	207	14
(g)	Forestal del Sur S.A.:
	Purchase of wood and timber	1,001	1,396
	Sales of chips	(2,020)	(2,698)
(h)	CMPC Celulosa S.A.:
	Sales timber	(1,798)	(701)
	Purchase timber	1,338	189
(i)	Cía. Sud Americana de Vapores S.A.:
	Freight services	—	7,355
(j)	CMPC Maderas S.A.:
	Purchase timber	2,005	712
(k)	Dynea Brasil S.A.:
	Purchase of chemical products	19,017	21,458
	Purchase of melamine paper	7,703	11,930
	Sales of fuel	(340)	(309)
	Other sales	(325)	(359)
(l)	Forestal Mininco S.A.:
	Sales timber	(380)	(91)
(m)	Sodimac S.A.:
	Sales timber	(33,084)	(40,046)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

		Purchases (sales) Period ended September 30,
		2006	2007
		ThU.S.$	ThU.S.$
(n)	Cenelca S.A.:
	Purchase of electricity	231	246
(o)	Codelco Chile:
	Other purchases	280	168
(p)	Colbún S.A.:
	Sales of electricity	(137)	(11,644)
(q)	Copec Mobil Ltda.:
	Oil purchases	121	404

19.	CONTINGENCIES AND COMMITMENTS

Warranties

Full, unconditional and irrevocable warranty of the Company on behalf of its subsidiary Alto Paraná S.A., in relation to the issuance of Rule 144A Bonds dated as of June 9th, 2007 for the amount of US$270.000.000 due in June 2017.

Binding bail of the Company on behalf of its subsidiary Arauco Generación S.A. in relation to the construction of a sodium chloride plant of Eka Chile S.A.

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia Plant:

1)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project.

The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Tax Units (“UTM,” a Monthly Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$59 thousand at September 30, 2007) for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300). The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

2)	Pursuant to the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valdivia’s Department of Health Services resolved to fine Arauco 1,000 UTM (U.S.$65 thousand at September 30, 2007) and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia. The matter is currently pending resolution.

3)	Through Resolution No. 610 dated April 15, 2004 (of which the Company received notice on April 19, 2004), Valdivia’s Department of Health Services fined Arauco 1,000 UTM (U.S.$65 thousand at September 30, 2007), due to odors at the Valdivia Plant. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04 and obtained a favorable resolution from the Civil Court. However, Valdivia’s Department of Health Services judicially appealed the resolution in the Court of Appeals of Valdivia, dated June 30, 2006 which revoked the ruling that ratified the fine of 1.000 UTM. The Company requested an annulment of the resolution from the Supreme Court, Rol Nº 3743-2006. On August 30, 2007, the appeal was denied.

4)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM (U.S.$52 thousand at September 30, 2007), Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

5)	Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM (U.S.$65 thousand at September 30, 2007), due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. 785-2005, which is currently in progress.

6)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM (U.S.$91 thousand at September 30, 2007). Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress, through case No. 777-05

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

7)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Annual Tax Units (“UTA”, an Annual Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate)(U.S.$157 thousand at September 30, 2007). This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

8)	Several complaints have been filed with the Warranty Court of Valdivia, due to alleged violations in connection with the operations of the Valdivia Plant. All the complaints are being addressed through a single investigation. The complaints charge alleged violations set forth in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these events.

9)	On April 27, 2005, the State of Chile Defense Committee filed an indemnity demand against the Company in the First Civil Court of Valdivia for environmental harm and indemnities. The Company filed its response, and the matter is currently in progress.

10)

Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA (U.S.$313 thousand at September 30, 2007). The Company appealed to the 26th Civil Court of Santiago. The claim was denied according to a notification dated September 6, 2007. In virtue of that, the Company filed an appeal, which is currently pending resolution.

11)	On January 25, 2006, the Health SEREMI commenced a sanitary proceeding with regard to a fatal accident in January 2006 involving an employee of a contractor working in the Valdivia project. The proceeding is currently pending resolution.

12)	As a result of a complaint regarding odors perceived by some citizens of the city of Valdivia on May 19, 2007, the Sanitary Authority initiated a sanitary investigation against Planta Valdivia. Arauco presented their responses dated May 28, 2007 and the matter is pending final resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

B)	Arauco is subject to the following legal actions and proceedings affecting its Arauco Plant:

1)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM (U.S.$65 thousand at September 30, 2007).

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

2)	On June 7, 2005, individuals and associations related to small-scale fishers in Laraquete and Arauco filed a criminal complaint in Warranty Court for violation of Article 136 of the Fishing Law relating to potential harm to the fishing resources in the area of the Arauco Plant. The investigation is in progress in the District Attorney’s office, which requested that there be a definitive stay of proceedings on the case. On the other hand, the plaintiffs have demanded the enforcement of the accusation.

On August 16, 2007, the Court resolved to dismiss the case.

3)	On June 24, 2007, Mr. Luis Ricardo Ibacache, in capacity as President of the Labor Union of Independent Shellfish Gatherers of Caleta Laraquete, filed a protection order against the Company, in which he accuses of having caused filtrations of toxic materials to the Andalien River of the Laraqute sector.

The Company denies every part of the complaint.

Currently the matter is pending resolution by the Appeals Court of Concepcion.

C)	Arauco is subject to the following legal actions and proceedings affecting its Nueva Aldea Forestry Industrial Complex:

1)	On April 8, 2005, several appeal claims were filed against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Itata Forestry Industrial Complex, which had been approved on March 10, 2005. The aforementioned appeals were filed by individuals who participated in the development of the Study on Environmental Impact, with the participation of citizens. On May 4 and May 31, 2005, respectively, the Company and the Regional Environmental Commission of the Eighth Region informed the public about the appeals, which are currently in progress

2)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which the SEREMI fined 300 UTM (US$20 thousand at September 30, 2007). Arauco subsequently presented an appeal to the sanction before the court of Concepción. The proceeding is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

3)	At the end of March 2006, several appeal claims were presented against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Nueva Aldea Forestry Industrial Complex, which were approved on February 20, 2006. The appeals were filed by individuals who participated in the development of the Environmental Impact Study, with the participation of other Chilean citizens. On May 31, 2006, the company informed the Executive Committee of the CONAMA about the appeals. The proceedings are currently in progress.

4)	On December 27, 2006, a dispute was presented by relatives of Mr. Pablo Reyes Cerda, a former employee of a contracting company of the Nueva Aldea Forestry Industrial Complex, who died on November 24, 2006, relating to his alleged homicide. The State Prosecutor of Quirihue is carrying out the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these matters.

5)	In October of 2006, Mr. Héctor Manuel Rabanal Baeza filed charges with the corresponding Prosecutor for damages to private property. The complaint alleges damages were caused by operations of the Pulp Plant of the Forestry Industrial Complex of Nueva Aldea. The corresponding Prosecutor is carrying out the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these matters.

6)	According to the Inspection Records dated June 11, 2007, the Sanitary Authority requested that a Company representative present the files previously mentioned referring to an alleged event of odors occurring on the same date. The proceeding is currently ongoing.

7)	On March 9, 2007, Mr. Andrés Cáceres Lorca, in representation of don Eduardo Alberto Schwencke Balde and of the Hydro Power Company, submitted a claim for an alleged usurpation of the right to explore underground waters. The State Prosecutor of Quirihue is conducting the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility to the Company for these matters.

D)	Arauco is subject to the following legal actions and proceedings affecting its Constitución Plant:

1)	On January 24, 2006, the Company was notified of a claim for an injunction brought by Alvaro Santa María Prieto and Alejandro Lagos Letelier in the Court of Constitucion, seeking to modify the Company’s activities in the area with respect to air quality control guidelines. In the opinion of the management, based on the reports of its legal counsel and the factual information available to us, this complaint lacks merit.

E)	Celulosa Arauco y Constitución S.A. has the following legal actions and proceedings affecting its Pulp Plant of Licancel:

1)	Dated June 16, 2007, a Recourse of Protection against the Company was submitted before the Appeals Court of Talca by Mrs. Ana María Lepe Céspedes, acting as President of the Community Organization Participa on behalf of Juan Poblete and other natural individuals (file number 789-07), regarding the spill in the Celulos Plant Licancel to the Matiquito River on June 5th, 2007.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

In the same recourse, it is requested an order to not innovate, in the sense of ordering to suspend the discharge of industrial liquid responses or waters in the Matiquito River or in any other waterway, superficial or underground, of the Licanten community or their surroundings, until the corresponding authority and the Court conclude the investigation related to the case and all the necessary means are taken to prevent any damage to the environment and to the rights of the complainants. Said order of not innovating was granted by the Court on June 21, 2007 and modified on June 28, 2007.

To the above-mentioned recourse was added another presented by Ms. Ana Maria Lepe Cespedes, also acting as President of the Community Organization Participa and on behalf of the same naturals. The recourse was presented in virtue of the rupture of ducts of which she would have had knowledge on June 19, 2007 by virtue of which a spill of industrial liquid responses would have been produced to the Mataquito River.

The Company informed the Court on July 11, requesting this resource to be denied.

2)	On February 5, 1993 and July 21, 1994 it was requested to the General Direction of Waters (DGA) on behalf of the antecessor in the case of the Planta de Celulosa Licancel (Licancel S.A.) authorization for the construction of corresponding projects to the fluent lagoon (Effluent Treatment Dam), the fresh water lagoon (Regulation for the storage of Water), botocama (projects for capturing waters) and the diffuser (projects for the diffusion of effluents) of said plant. After a long process that included the interposition of a resource of reconsideration, the applications were denied dated as of June 19, 2007 (Resolution 1415). In the above referenced matter, a resource was presented on July 19, 2007 requesting before the respective Appeals Court that, amongst other aspects, Resolution 1415 dated June 19, 2007 to be reversed.

3)	According to the Inspection Act number 996 dated June 9, 2007, signed by Mr. Hector Leal Núñez, functionary of the Health SEREMI of the VII Region of the Maule, in consideration of the sanitary risk and the imminent health danger for the population, the functioning of the Celulosa Plant Licancel was prohibited as an emergency preventative measure. This suspension was ratified by resolution N° 1281 of June 12, 2007 of the Health SEREMI of the mentioned Region, that indicates that the suspension period will be of thirty business days and/or until said Sanitary Authority declares that there is no sanitary risk and imminent danger for the health of the population and the Company has solved the infractions to the sanitary and environmental norms to date. The Company’s responses, in relation to the sanitary Indictment (RIT Nº 472-2007) initiated in virtue of the above-mentioned Inspection Act were presented dated June 15, 2007.

By virtue of this proceeding, the Company was sanctioned with a 1000 UTM (US$65 thousand at September 30, 2007) file as notified by a resolution dated August 20, 2007.

On October 3, 2007, the Company requested that the Sanitary Authority lift the above-referenced ban. On October 22, 2007, the request was granted.

4)	By the Inspection Act Nº 3851 dated as of June 5, 2007 the Sanitary Authority of the Maule Region initiated a sanitary Indictment regarding the death of fish in the Matiquito River detected on June 5, 2007 that was attributed to spilling of industrial liquids from the Licancel Plant. The Company presented its responses at the Lincancel Office of the Health SEREMI of the Maule Region dated June 12, 2007.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

5)	According to the Inspection Act number 1143 of June 5, 2007, the Sanitary Authority initiated a sanitary indictment (Rit 499-2007), due to the confirmation that on the level of the discharge sector of the industrial liquid treatment pool there was a quote difference of 0.40 meters in the past 24 hours. The responses of the Company were presented on June 20 to the Health SEREMI of the de Maule Region.

Through resolution 1776 of August 14, 2007, the records were submitted to the Superintendent of Sanitary Services.

6)	The Sanitary Indictment (Rit 489-2007) initiated by the Sanitary Authority, according to the Inspection Act number 1150 of June 18, 2007 was initiated regarding leaking of industrial liquid on the ground and the draining to the Louders Channel and the Mataquito River, the creation of chip movement in the collection area and movement of these to such patio since it would result in an infraction to the current operational prohibitions.

Responses were presented on June 22, 2007, date of the citation, and date on which investigations were also conducted resulting in the need for new factual declarations.

Through a resolution notified on August 20, 2007, the Company was served a fine of 2000 UTM (US$131 thousand at September 30, 2007), in virtue of which the Company presented an appeal to the same authority, which is currently pending resolution.

7)	Sanitary Indictment (Rit Nº 535-2007) initiated by the Sanitary Authority, according to the Inspection Act No 1153 dated June 21, 2007, regarding the functioning of a Black Liquor (Licor Negro) pool that would infringe the current operational prohibitions, disposing the immediate detention of the process and if necessary, the withdrawal and moving of the product, preventing any effect on the community, environment or workers health. The Company presented its responses but on July 13 the Health SERMI imposed a fine for 1000 UTM (US$65 thousand at September 30, 2007) and kept the functioning prohibition for a total of 60 business days until they obtain a favorable report from the Sanitary Authority. On July 20, 2007 Arauco presented a reposition resource to the Health SEREMI of the Maule Region with the purpose of leaving the July 13 resolution without effect, which was denied on September 28, 2007. A judicial claim was filed on October 1, 2007, and matter is currently pending resolution.

8)	Pursuant to Resolution N° 1768, dated June 7, 2007, the Superintendency of Sanitary Services ordered the Company, amongst other things, the suspension of discharges to the Lincancel Plant to Mataquito River until, given the permanent compliance of the corresponding norms governing the discharges, said Superintendent authorizes to proceed with the discharges.

9)	Pursuant to Resolution N° 1828 dated June 13, 2007, the Sanitary Services Superintendent initiated an administrative sanctioning process against the Company regarding the surpassing of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendent resolved to amplify the charges included in resolution 1828.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Arauco presented its respective responses dated as of July 17, 2007. However, by resolution no. 2589 of August 28, 2007, the Sanitary Services Superintendent sanctioned the Company with a fine of 100 UTA (US$78 thousand at September 30, 2007) for not following the applicable emission norms and with a fine of 1000 UTA (US$784 thousand at September 30, 2007) for risking the health of the population. This last sanctioned was appealed before the Court of Santiago and the matter is currently still pending resolution.

10)	The Public Ministry initiated an investigation related to the death of fish above-mentioned, to which complaints presented by both public and private entities were accumulated. The investigation is being led by part of the prosecutor’s office of Licanten (Ruc 0700427552-1).

According to the Inspection Act Nº 1155, dated July 10, 2007, the black liquor pool had been functioning; however, the movement of trucks with pieces of pine during the loading and unloading process would have been observed, and the presence of loaded trucks in the sector west of the aviation field would have also been observed. Pursuant to this, the Company was requested to present their responses regarding the sanitary indictment, which was done on July 20, 2007.

The Company is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Other contingencies

The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question reach Ch$49,072 thousand (U.S.$96 thousand), and have been recorded in the consolidated financial statements.

As of September 30, 2007, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Restrictions

A)	Due to the liabilities presented in the categories of banks borrowings and bonds, there are certain financial restrictions with which Arauco must comply. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Arauco’s Argentine subsidiary Alto Paraná S.A., due to its obligations with Rule 144A, must comply with the following ratios:

(i) the total financial liabilities (excluding Rule 144A debt) must not be greater than 65% of its shareholders’ equity plus the debt with JPMorgan Chase; and

(ii) the ratio between EBITDA and excluded interests generated by the debt with Rule 144A cannot be less than 1.75.

Both Arauco and its subsidiary Alto Paraná S.A. have complied with these restrictions as of September 30, 2007.

B)	An agreement of Wood Supply and Future Land Purchases entered into by Celulosa Arauco y Constitución S.A. and a contract of Forestry Administration entered into by certain of Arauco’s forestry subsidiaries, both with the Fondo de Inversión Bío Bío, pursuant to which Arauco is subject to the following minimum financial restrictions. Failure to meet these restrictions could result in the purchase in advance of future obligations.

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Pursuant to the agreement of Wood Supply between Arauco and the Fondo de Inversiones Bio Bio, Arauco would be required to advance the future purchases of wood (in part or entirely, depending on the situation) if the Fondo Bío Bío, in the event of “Significant Adverse Event”, as defined by the agreement, cannot meet its financial obligations with its own resources.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods ended September 30, 2006 and 2007 are as follows:

September 30, 2006	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the Period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2005	347,551	5,625	1,475,904	2,051,069	(69,343)	438,296	4,249,102
Prior year income allocation	—	—	—	438,296	—	(438,296)	—
Dividend paid	—	—	—	(172,335)	69,343	—	(102,992)
Forestry reserve	—	—	(135,453)	—	—	—	(135,453)
Forestry reserve of consolidated subsidiaries to subsidiaries	—	—	(1,378)	—	—	—	(1,378)
Conversion adjustment related to subsidiaries	—	—	(1,959)	—	—	—	(1,959)
Net income for the period	—	—	—	—	—	430,513	430,513

Balance as of September 30, 2006	347,551	5,625	1,337,114	2,317,030	—	430,513	4,437,833

September 30, 2007	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the Period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2006	347,551	5,625	1,631,736	2,317,030	(89,758)	619,421	4,831,605
Prior year income allocation	—	—	—	619,421	—	(619,421)	—
Dividend paid	—	—	—	(260,231)	89,758	—	(170,473)
Forestry reserve	—	—	(133,611)	—	—	—	(133,611)
Forestry reserve of consolidated subsidiaries to subsidiaries	—	—	(1,316)	—	—	—	(1,316)
Conversion adjustment related to subsidiaries	—	—	6,398	—	—	—	6,398
Adjustment of the previous year related to subsidiaries	—	—	—	(22,241)	—	—	(22,241)
Net income for the period	—	—	—	—	—	521,437	521,437

Balance as of September 30, 2007	347,551	5,625	1,503,207	2,653,979	—	521,437	5,031,799

The number of shares authorized, issued and outstanding as of September 30, 2006 and 2007 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Income for sale of Carbon Bond	—	9,132
Indemnity for forests acquired	—	2,556
Reimbursement of customs duties	3,874	3,905
Rental income	513	935
Insurance recoveries	337	1,104
Sale of materials and others	72	91
Utility other sales	179	653
Tax reimbursement	556	327
Gain on sale of fixed assets	54	—
Other income	2,056	3,003

Total other non-operating income	7,641	21,706

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Other depreciation and amortization	438	525
Write-off of damaged forest	533	2,452
Donations	323	253
Project expenses	1,136	1,826
Provision for uncollectible accounts receivable	621	—
Legal expenses	134	739
Taxes	2,681	2,946
Sales expenses adjustment for the previous year	—	2,076
Write-off of inventory	—	700
Services and honoraries	23	926
Fine, readjustment and interests	2,766	315
Other expenses	2,517	5,788
Indemnities	136	222

Total other non-operating expenses	11,308	18,768

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Alto Paraná S.A.	184	129
Forestal Arauco S.A.	1,701	1,815
Forestal Cholguán S.A.	4,829	5,085
Controladora de Plagas Forestales S.A.	215	220
Forestal Los Lagos S.A.	4,753	4,759
Flooring S.A.	(150)	—

Total	11,532	12,008

Income corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follow:

	As of September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Alto Paraná S.A.	(11)	(8)
Forestal Arauco S.A.	(56)	(30)
Forestal Cholguán S.A.	(137)	(115)
Controladora de Plagas Forestales S.A.	(27)	(18)
Forestal Los Lagos S.A.	188	117
Flooring S.A.	57	339

Total	14	285

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS

From the Chilean Securities Commission

During the periods ended September 30, 2007 and 2006, neither the Company nor any of its Directors or Executives has received sanctions from the Chilean Securities Commission.

From other administrative authorities

1)

Through Resloution Nº 177, dated February 15, 2007, the COREMA of the 10th Region, resolved to initiate proceedings against Celulosa Arauco y Constitución S.A., in connection with the project Definitive Works of the Emergency Spills Lagoon of the Valdivia Plant.

The proceedings started by virtue of a potential breach of contract with regard to certain conditions established in the COREMA Resolution Nº 763 that environmentally affected the above-referenced project. The breach would be related to the volume of outflows reaching the lagoon upon completion of the Tracking Plan of the project, the maintenance of a given volume of water in this lagoon and the Monitoring Plan that applies to it.

The Company presented its response on March 2, 2007. However, through Resolution Nº 467 dated June 13, 2007, COREMA resolved to sanction the Company.

2)	According to the Inspection Act Nº 235 of September 25, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the Company, investigating whether the monitoring system for TRS gases from their clay ovens and boilers has the necessary Sanitary Authority approval required by DS 167. The Company presented its responses, following the investigatory proceedings. However, pursuant to Sanitary Sentence Nº 72 of April 3, 2007, the SEREMI of the Seventh region resolved to sanction the Company with a warning.

3)

According to Inspection Act Nº 670 of September 14, 2006, the Sanitary Authority of the Seventh Region began a sanitary investigation against the company, investigating whether the monitoring system for TRS gases required by DS 167 has the required approval. The company appropriately presented its responses. Regardless, due to Sanitary Sentence Nº 71 dated April 3, 2007, the SEREMI of the 7th region resolved to sanction the Company with a warning.

4)	As a result of a complaint regarding odors perceived by a group of citizens in the city of Valdivia on May 19, 2007, the Sanitary Authority initiated a sanitary investigation against Planta Valdivia. Arauco presented their responses dated May 28, 2007 and the matter is pending final resolution.

5)	According to the Inspection Act of June 11 2007, the Sanitary Authority requested a representative of the New Planta Aldea of the Company with the purpose of presenting the files referring to an alleged event of odors that occurred on the same date. The matter is pending final resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

6)	According to the Inspection Act number 996 dated June 9, 2007, signed by Mr. Hector Leal Núñez, functionary of the Health SEREMI of the Seventh Region of the Maule, in consideration of the sanitary risk and the imminent health danger for the population, the functioning of the Celulosa Plant Licancel was prohibited as an emergency preventative measure. This suspension was ratified by resolution N° 1281 of June 12, 2007 of the Health SEREMI of the mentioned Region, that indicates that the suspension period will be of thirty business days and/or until said Sanitary Authority declares that there is no sanitary risk and imminent danger for the health of the population and the Company has solved the infractions to the sanitary and environmental norms to date. The Company’s responses, in relation to the sanitary Indictment (RIT Nº 472-2007) initiated in virtue of the above-mentioned Inspection Act were presented as of June 15, 2007. Through a resolution dates August 20, 2007, the company was fined 1.000 UTM.

On October 3, 2007, the Company requested that the Sanitary Authority lift the above-referenced ban to the Sanitary Authority. The request was granted on October 22, 2007.

7)	By the Inspection Act Nº 3851 dated as of June 5, 2007 the Sanitary Authority of the Maule Region initiated a sanitary Indictment regarding the death of fish in the Mataquito River detected on June 5, 2007 that was attributed to spilling of industrial liquids from the Licancel Plant. The Company presented its responses at the Licancel Office of the Health SEREMI of the Maule Region dated June 12, 2007.

8)	According to the Inspection Act number 1143 of June 5, 2007, the Sanitary Authority intiated a sanitary Indictment (Rit 499-2007), due to the confirmation that on the level of the discharge sector of the industrial liquid treatment pool there was a quote difference of 0.40 meters in the past 24 hours. The responses of the Company were presented on June 20 to the Health SEREMI of the de Maule Region. Through resolution 1776 of August 14, 2007, the records were submitted to the Sanitary Authority

9)	The Sanitary Indictment (Rit 489-2007) initiated by the Sanitary Authority, according to the Inspection Act number 1150 of June 18, 2007 was initiated regarding leaking of industrial liquid on the ground and the draining to the Louders Channel and the Mataquito River, the creation of chip movement in the collection area and movement of these to such patio which would result in an infraction to the current operational prohibitions.

Requested to present responses, these were presented on June 22, date of the citation, in which also research was completed and new antecedents were required.

Through a resolution dated August 20, 2007, the Company was fined 2.000 UTM, which has been appealed. The matter is still pending.

10)	Sanitary Indictment (Rit Nº 535-2007) initiated by the Sanitary Authority, according to the Inspection Act No 1153 dated June 21, 2007, regarding the functioning of a Black Liquor (Licor Negro) pool that would infringe the current operational prohibitions, disposing the immediate detention of the process and if necessary, the withdrawal and moving of the product, preventing any effect on the community, environment or workers health. The Company presented its responses but on July 13 the Health SERMI imposed a fine for 1000 UTM and kept the functioning prohibition for a total of 60 business days until they obtain a favorable report from the Sanitary Authority. On July 20, 2007 Arauco presented a reposition resource to the Health SEREMI of the Maule Region with the purpose of leaving the July 13 resolution without effect, which was denied on September 28, 2007, for which a judicial appeal was filed on October 1st. The appeal is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

11)	Pursuant to Resolution N° 1828 dated June 13, 2007, the Superintendent of Sanitary Services initiated an administrative sanctioning process against the Company regarding the exceeding of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendent resolved to amplify the charges included in resolution 1828. The respective responses were presented on July 17. However, through resolution 2589 of August 28 2007, the Sanitary Services Superintendent sanctioned the Company with a fine of 100 UTA for not following the aplicable emission norms and with a fine of 1000 UTA for risking the health of the population. This last sanctioned was appealed before the Court of Santiago and the matter is currently pending resolution.

12)	According to the Inspection Act Nº 1155, dated July 10, 2007, the black liquor pool had been functioning; however, the movement of trucks with pieces of pine during the loading and unloading process would have been observed, and the presence of loaded trucks in the sector west of the aviation field would have also been observed. Pursuant to this, the Company was requested to present their responses regarding the sanitary indictment, which will be completed in the corresponding opportunity.

13)	Pursuant to resolution Nº 69 dated March 30, 2007, the Health SEREMI of the Maule Region, applied a fine of 200 UTM to the Company, for an infraction in the sanitary and environment conditions in certain work places in the Constitition Plant.

14)	Pursuant to resolution Nº 705/8063, notified to the Company on April 12, 2007, the Consitutional Inspection of Communal Labor applied a fine of 140 UTM for an infraction to the Labor Code. The fine was appealed to the Talca Labor Court and the proceeding is currently in progress.

15)	Pursuant to resolution 7942/07/012-1, dated February 2, 2007, the Labor Inspection of Valdivia applied a fine equivalent to 21 UTM to the Company for an infraction to certain laboral security conditions in the Valdivia Plant.

16)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which the SEREMI fined 300 UTM. Arauco subsequently presented an appeal to the sanction before the court of Concepción. The proceeding is currently in progress.

17)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project. The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Tax Units for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

18)	Pursuant to the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valdivia’s Department of Health Services resolved to fine Arauco 1,000 UTM and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia, who by definite sentence dated September 2, 2006 rejected the claim, and it was appealed to the Valdivia Court of Appeals. On June 4, 2007, the latter court resolved to partially accept the appeal, thus reducing the fine to a final amount of 200 UTM.

However, the Health Service of Valdivia, now known as the Sanitary Authority, deduced a recourse, which shall be decided by the Supreme Court.

19)	Through Resolution No. 610 dated April 15, 2004 (of which the Company received notice on April 19, 2004), Valdivia’s Department of Health Services fined Arauco 1,000 UTM, due to odors at the Valdivia Plant. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04 and obtained a favorable resolution from the Civil Court. However, Valdivia’s Department of Health Services judicially appealed the resolution in the Court of Appeals of Valdivia. The Court of Valdivia revoked the failure of first instance ratifying the precedence of the fines on June 30, 2006, failure against which abrogation was recurred to the Supreme Court, Rol Nº 3743-2006, which finally, dated August 30, 2007, denied the appeal presented by the Company.

20)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM, Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

21)	Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. Rol 785-2005, which is currently under process of notification.

22)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005. Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM. Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress under the Civil Court of Puerto Montt.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

23)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Annual Tax. This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

24)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA. The Company has appealed the decision, and the matter is currently in progress.

25)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM.

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

26)	Through resolution Nº 1114 dated June 30, 2005, the Superintendency of Electricity and Fuel applied a fine of 70 UTA to Arauco Generation S.A., for the interruption of electricity that affected the Central Intercommunication System on November 7, 2003. This fine is being appealed to said Superintendency.

27)	The Commission of Electricity and Fuels, in Exempt Resolution No. 809 dated April 27, 2004, a fine of 70 UTA on Arauco Generación S.A. in its capacity as a member company of the Load Economic Dispatch Center – Central Interconnected System, for not coordinating to preserve the safety of the electric system, as found in the Central Interconnected System’s investigation of the general failure that occurred on January 13, 2003. The fine is currently being appealed.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

28)	The Superintendency of Electricity and Fuel, through Resolution Nº 633, dated April 27, 1999 applied an administrative fine to Arauco Generation S.A., for deficiencies presented in the Interconected Central System and the CDEC-SIC, for a total of 500 UTM, which is being appealed to the Appeals Court in Santiago.

29)	Through Resolution Nº 331 dated May 8 1998, theSuperintendency of Electricity and Fuel applied a fine of 300 UTM to Arauco Generation S.A., for faults to the electric system occurred on October 13, 1997. This fine was appealed to the Appeals Court of Santiago. The appeal was rejected on July 2007 leaving the fine which was paid on July 9, 2007.

30)	Through resolution Nº 741 dated April 26, 2000, the Superintendency of Electricity and Fuel applied a fine of 100 UTA to Arauco Generation S.A., for the interruption of electricity that affected the Central Intercommunication System on July 14, 1999. This fine is being appealed to said Superintendency.

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the term of the bonds.

The charges to income related to such amortizations for the periods ended September 30, 2006 and 2007 were U.S.$1,873 thousand and U.S.$1,862 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense” on the consolidated statements of income. The costs recorded for each year are shown below.

	As September 30,
	2006	2007
	ThU.S.$	ThU.S.$
Underwriters commission	4,901	5,241
Stamp tax	3,647	3,853
Repayment of bonds	2,349	1,875
Legal advice	1,569	1,707
Printing costs	59	76
Risk evaluation	40	291
Other	228	573

Total bond issue costs	12,793	13,616

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

26.	CASH FLOW

According to regulations established in Circular No. 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Property, plant and equipment investment	U.S.$	10,40 million	2007
Pulp mill Investment project	U.S.$	62,20 million 10,40 million	2007 2008
		4,80 million	2009
Aporte de capital por enterar en coligada	U.S.$	2,00 million	2007
Inversiones Puerto Coronel S.A.	U.S.$	8,00 million	2008

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended September 30, 2007.

•	Activities of monitoring, analysis and treatments of gases and effluents. Spent: U.S.$75,3 million (U.S.$35.8 million in 2006). Estimated future cost: U.S.$56,0 million (U.S.$58.8 million in 2006).

•	Payment related to environmental protection as a consequence of the Nueva Aldea Project (formerly named the Itata Mill project). US$7.4 million in 2006. Estimated future cost: US$0,9 million in 2006.

•

Payment related to the construction of ducts for the discharge of effluents in the Nueva Aldea Mill, the Valdivia Mill and the Constitución Mill. Spent: U.S.$31.3 million (US$25,4 million in 2006). Estimated future cost: US$8.8 million (U.S.$ 23,7 in 2006).

•

Project to improve the evacuation of water and effluent treatment of the Paneles Mill. Spent: U.S.$1.0 thousand (U.S.$1,9 million in 2006). Estimated future cost: U.S.$374 thousand (U.S.$2,0 million in 2006).

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and September 30, 2007 these subsidiaries paid U.S.$371 thousand (U.S.$244 thousand in 2006) in relation to the system and anticipate that an additional U.S.$310 thousand (U.S.$187 thousand in 2006) will be spent.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

September 30, 2007

Amounts in thousands of U.S. dollars, except as indicated

28.	SUBSEQUENT EVENTS

No event has occurred since September 30, 2007 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Matías Domeyko C.
Chief Controller Officer	Chief Executive Officer

Celulosa Arauco y Constitución S.A. in brief

Arauco is a group of industrial, forestry and commercial companies owned by the chilean corporation Celulosa Arauco y Constitución S.A.

In Chile, Arauco owns the country’s largest area of forest plantations, mostly of radiata pine and eucalyptus. It also owns forest plantations in Argentina, Brazil and Uruguay.

Arauco has an annual production capacity of 3 million tonnes of Kraft pulp, 2.3 million m3 of wood panels, 3.8 million m3 of sawn timber and 514 thousand m3 of remanufactured wood products.

Its wide international reach is the result of sustained industrial growth and a significant increase in its product lines which has been the hallmark of Arauco’s growth in recent years.

KEY FIGURES

				Q3/07	Q3/07			2007
	Q3	Q2	Q3	vs	vs	As of Sept.	As of Sept.	vs
US$ Millon	2006	2007	2007	Q3/06	Q2/07	2006	2007	2006
Sales	687	885	885	28,8%	0,0%	2.016	2.574	27,7%
Gross Profit	360	414	415	15,6%	0,4%	999	1.214	21,6%
Operating income	229	266	253	10,7%	-4,7%	611	764	25,0%
EBITDA (1)	285	352	337	18,3%	-4,2%	791	1.017	28,6%
Net income	163	181	175	7,7%	-3,4%	431	521	21,1%
CAPEX	173	131	97	-43,8%	-25,8%	586	418	-28,7%
Net Financial Debt	2.143	2.216	2.065	-3,7%	-6,8%	2.143	2.065	-3,7%
Capitalization (2)	6.749	7.328	7.343	8,8%	0,2%	6.749	7.343	8,8%
EBITDA Margin	41,4%	39,7%	38,1%			39,2%	39,5%
ROCE	10,9%	11,5%	10,7%			9,7%	10,9%

(1)	EBITDA = Operating Income + Depreciation + Stumpage
(2)	Capitalization = Financial Debt + Equity (includes Forestry Reserve)

2	3	7	8	9	10
Summary	Consolidated Income Statement Analysis	Consolidated Balance Sheet Analysis	Key Ratios	Third Quarter Events	Financial Statements

Interim Review | Q3 Results	October 26th, 2007

Summary of Third Quarter Results

Q3 2007 vs Q3 2006 review:

•

Arauco’s consolidated sales reached U.S.$885 million during the third quarter of 2007, an increase of 28.8% over the U.S.$687 million obtained in the third quarter of 2006. The increase in consolidated sales is the result of a strong increase in pulp sales explained by higher sales volume coming from the Nueva Aldea Pulp Mill, and by a better pulp market price scenario. This increase in pulp market sales was followed by higher sales of panels and sawn timber respectively.

•

During the third quarter of 2007 consolidated EBITDA reached U.S.$337 million, an increase of 18.3% compared to the U.S.$285 million EBITDA reached during the same period in 2006. This growth is mainly due to an improvement in the Pulp Division’s EBITDA, partially offset by a lower EBITDA coming from the Forestry Division.

•

Arauco’s net consolidated income for the third quarter of 2007 reached U.S.$175 million, an increase of 7.7% compared to the U.S.$ 163 million of net income obtained in the third quarter of the previous year. This increase is the result of a higher increase in Operating Income and in Other Non Operating Income, partially offset by higher interest expenses.

•

Capital expenditures during the third quarter of 2007 reached U.S.$97 million, a 43.8% reduction compared to the U.S.$173 million expended during the third quarter of 2006. This Capex decrease is mainly due to the end of construction of the Nueva Aldea Pulp Mill, together with a lower Capex incurred by the forestry division during the third quarter of 2007 in contrast with the same quarter of 2006, when Arauco acquired forestry assets in Brazil for U.S.$39.6 million.

Q3 2007 vs Q2 2007 review:

•	Arauco’s consolidated sales remained practically even during the third quarter of 2007 compared to the U.S.$885 million reached in the second quarter of 2007.

•

Arauco’s consolidated EBITDA decreased 4.2% from the U.S.$352 reached during the second quarter of 2007. This lower EBITDA is mainly explained by a decrease in the Pulp Division’s EBITDA due to lower sales volume. On the other hand, the Sawn Timber and Panel Divisions increased their EBITDA during this quarter, helping to offset part of the lower Pulp Division’s EBITDA.

•

Net consolidated income for the third quarter of 2007 decreased 3.4% compared to the US$181 million obtained during the second quarter of 2007. The lower net income for the third quarter of 2007 is the result of a reduction in Operating Income, which was partially offset by an increase of Other Non Operating Income due to the sale of Carbon Bonds Credits.

•

Capital expenditures during the third quarter of 2007 reached U.S.$97 million, a 25.8% lower than the second quarter of 2007. This decrease in CAPEX is mainly explained because of higher forestry investments during the second quarter of 2007.

2

Interim Review | Q3 Results	October 26th, 2007

CONSOLIDATED INCOME STATEMENT ANALYSIS

Arauco revenue summary, Q3 2006 – Q3 2007

Arauco Quarterly Sales (U.S.$ million)	Q3/06	Q4/06	Q1/07	Q2/07	Q3/07
Pulp Division	299	409	386	440	429
Sawn Timber Division	178	196	174	184	206
Panels Division	179	191	195	193	224
Forestry Division	18	24	17	21	20
Other	14	14	33	47	6

Total	687	834	804	885	885

Arauco’s consolidated sales for the third quarter of 2007 reached U.S.$885 million, an increase of 28.8% over the U.S.$687 million obtained in the third quarter of 2006 (Figure 1). The growth in consolidated sales is explained by a strong increase in sales of pulp, followed by panels and sawn timber respectively.

Compared to the U.S.$885 million obtained in the second quarter of 2007, consolidated sales were 0.03% lower during the third quarter of 2007, as result of lower sales of pulp, partially offset by higher sales of panels and sawn timber. (Figure 2).

The breakdown of sales by product of the third quarter is presented in Figure 3.

Pulp Division Sales

Pulp sales reached U.S.$429 million during the third quarter of 2007, a 43.5% increase compared to the same quarter of the previous year. This growth is mainly explained by the addition of 134,000 tons sold, which mainly came from the inaugurated Nueva Aldea Mill, together with an increase of 13.3% in average prices with respect to the third quarter of 2006.

Compared with the U.S.$440 million sold during the second quarter of 2007, pulp sales decreased 2.5% in the third quarter of the year as a consequence of the stoppage of the Lincancel Mill, together with a reschedule in the shipment programs, which was partially compensated with an increase of 2.7% in average prices.

The higher price prevailing in the third quarter of 2007 can be explained by a relatively strong demand for pulp as well as for other commodities during this period. Besides, in the case of woodpulp, supply problems affecting some relevant producers of the Northern Hemisphere also contributed to a sustained increment of prices during the quarter.

3

Interim Review | Q3 Results	October 26th, 2007

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sawn Timber Division Sales

Sales of sawn timber reached U.S.$206 million, a growth of 16.3% when compared to the same period of 2006. This positive effect is mainly due to an increase in sales volume of 16.3%, partially offset by lower average prices of 0.1%. The increase in physical volume sold can be mainly explained due to a better demand coming from the Asian and Middle Eastern wood markets. Due to a decline in prices of remanufactured wood products as a consequence of the contraction of the US Housing market, average prices for the Sawn Timber Division have decreased during this quarter when compared to the third quarter of 2006.

Compared with the U.S.$184 million sold during the second quarter of 2007, sawn timber sales increased by 12.2%. This increase was mainly due to higher average prices and sales volume of 7.7% and 4.2% respectively. The growth in sales volume and average prices is driven by an improvement of the commercial conditions of most of our products in our main markets.

Panels Division Sales

During the third quarter of 2007, sales of panels reached U.S.$224 million, experimenting a growth of 25.1% compared to the third quarter of 2006. This increase in sales is mainly due to higher average prices of 17.4%, together with higher sales volume of 6.6%. The increase in average prices is explained by better prices for Plywood, MDF, PBO, and HB, due to a large demand coming from North America, as well as from Latin American and European markets. In the case of MDF moldings, prices have decreased due to the weak demand coming from the U.S. housing industry.

Panel sales increased by 16.0% in the third quarter of this year compared to the U.S.$193 million obtained in the second quarter of 2007. This is mainly explained by higher average prices and volume of 9.8% and 5.6% respectively.

The higher prices and volumes are the result of a strong demand for our main products. In the case of plywood, there is a strong demand for high quality plywood in North America, together with a limited supply of Finnish and Russian products. In addition, demand and prices for PBO and HB have remained strong during this quarter. On the other hand, MDF moldings suffered a decrease during September due to a lower demand coming from the U.S. housing market.

Operating Income

Arauco’s Operating Income for the third quarter of 2007 reached U.S.$ 253 million, growing 10.7% from to the U.S.$ 229 million obtained in the third quarter of 2006. This positive effect is mainly explained by a 28.8% increase in consolidated sales, driven by the stronger sales of pulp, panels and sawn timber. This improvement in Operating Income was partially offset by a 43.3% increase in cost of sales, mainly explained by an increase in sales volume of pulp, sawn timber and panels (26.7% in pulp, 16.3 % in sawn timber, and 6.6% in panels), followed by an increase in maintenance costs and depreciation due to the start of operations of the Nueva Aldea Pulp Mill, and higher forestry and chemical costs.

Compared to the U.S.$ 266 million obtained in the second quarter of 2007, Operating Income experimented a decrease of 4.7% during the third quarter of 2007. This negative effect is mainly due to higher Selling and Administrative Expenses of 9.5% as a result of an increase in Shipping Expenses and in General Administration Expenses.

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Interim Review | Q3 Results	October 26th, 2007

CONSOLIDATED INCOME STATEMENT ANALYSIS

Net Income

Net Income for the third quarter of 2007 reached U.S.$ 175 million (Figure 4), an increase of 7.7% compared to the U.S.$ 163 million obtained in the third quarter of the previous year. This increase is the result of a 10.7% increase in Operating Income and higher Other Non Operating Income due to the sale of Carbon Bonds Credits, partially offset by higher interest expenses of 24.1%, which grew because of lower interest capitalization, as a consequence of the end of construction of the Nueva Aldea Pulp Mill.

Compared to the U.S.$ 181 million obtained in the second quarter of 2007, Consolidated Net Income decreased by 3.4% (Figure 5). This reduction in Consolidated Net Income is mainly explained by a lower Operating Income of 4.7%, which was partially offset by an increase of Other Non Operating Income of 269.4% due to the sale of Carbon Bonds Credits.

EBITDA

Consolidated EBITDA for the third quarter of 2007 reached U.S.$337 million, an increase of 18.3% compared to the U.S.$285 million for the same period of 2006 (Figure 6). This increase in consolidated EBITDA is principally due to a growth in operating income of 10.7%, followed by higher depreciation due to the start of operations of the Nueva Aldea Pulp Mill. The main contributions for this increase in EBITDA came from the Pulp Division which grew 39.9%, followed by the Panels Division with a growth of 7.6%. This increase in consolidated EBITDA was partially offset by a lower Sawn Timber and Forestry divisions’ EBITDA of 15.5% and 6.5% respectively.

Consolidated EBITDA for this quarter was 4.2% lower than the U.S.$352 million EBITDA for the previous quarter (Figure 7). The explanation for this negative effect was a decrease of 4.7% in Operating Income. The main contribution to the decrease of consolidated EBITDA came from the Pulp (10.1%) and Forestry (4.6%) divisions, partially offset by a higher EBITDA of 39.4% and 4.0% coming from the Sawn Timber and Panels divisions respectively.

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Interim Review | Q3 Results	October 26th, 2007

CONSOLIDATED INCOME STATEMENT ANALYSIS

Production

Compared to the third quarter of 2006, production volume during this quarter increased 27.9% in pulp, 0.8% in panels, and decreased 7.1% in sawn timber (Figure 8).

The growth in pulp production is the result of the start of operations of the Nueva Aldea Pulp Mill.

The lower sawn timber production is mainly explained by specific factors that affected the productivity of some of our saw mills during the quarter, and that have been already resolved.

Compared to the previous quarter, production of panels increased 5.6%, remained even in pulp, and decreased 0.1% in sawn timber. The higher panel production during this quarter is explained by the normal operation of the Puerto Piray (MDF) Mill and Faplac (PBO) Mill, after a scheduled maintenance stoppage at these mills during May and June 2007. Despite the stoppage of the Licancel Mill, pulp production remained stable during this quarter due to scheduled maintenance at the Valdivia Mill during the second quarter of 2007.

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Interim Review | Q3 Results	October 26th, 2007

CONSOLIDATED BALANCE SHEET ANALYSIS

Assets

Current Assets reached U.S.$ 1,808 million as of September 30, 2007, a 26.5% increase compared to the third quarter of 2006. This growth is the result of an increase in Account Receivables, Marketable Securities and Inventories.

Compared to the U.S.$ 1,730 million for the second quarter of 2007, Current Assets increased by 4.5%. This effect on Current Assets is mainly explained by an increase in Marketable Securities and Account Receivables, partially offset by a decrease in Time Deposits.

Fixed Assets reached U.S.$6,101 million as of September 30, 2007, a 6.2% increase compared to the third quarter of 2006. This increase in Fixed Assets was the result of a growth in Machinery and Equipment and in Buildings and Other Infrastructure, mainly because of the construction of the Nueva Aldea Pulp Mill and Pipeline, and an increase in Forest, explained by the acquisition of forestry assets from Forestal Anchile Ltda. in January 2007, by the forestry valuation that is adjusted at the end of every year, and by the normal investment in forest formation.

Fixed assets decreased 0.6% compared to the second quarter of 2007. This decrease is mainly explained by a growth in Accumulated Depreciation.

FINANCIAL DEBT
US$ million	Q3 2006	Q2 2007	Q3 2007
Short term Debt	40,2	153,0	59,5
Short-term portion of long-term deb	172,9	164,8	221,5
Long term financial debt	2.098,0	2.112,3	2.030,6

TOTAL FINANCIAL DEBT	2.311,0	2.430,0	2.311,6

Cash & equivalents	168,2	214,4	246,9

NET FINANCIAL DEBT	2.142,9	2.215,6	2.064,6

Liabilities

Total Current Liabilities reached U.S.$668 million during the third quarter of 2007, an increase of 26.7% compared to the U.S.$ 527 million for the third quarter of 2006. This increase is mainly because of the movement to Current Portion of Bonds Payable of U.S.$100 million of a bond due in December of 2007 and to an increase in Accounts Payable, partially offset by a decrease in Short-term Portion of Long-term Bank Borrowings due to the payment of the APSA Notes in June, 2007.

Compared to the U.S.$695 million in the second quarter of 2007, current liabilities decreased 3.9%. This decrease is mainly explained by a reduction in Short-term Banks Borrowings as a result of lower pre-export financing, partially offset by an increase in Short-term Portion of Long-term Bank Borrowings explained by the movement of U.S.$80 million of a syndicated loan from Long-term Bank Borrowings.

Long Term Liabilities reached U.S.$2,295 million at the end of the third quarter of 2007, an increase of 0.7% compared to the U.S.$2,279 million for the third quarter of 2006. This growth in Long Term Liabilities was due to an increase in Long-term Bonds after the issuance of the US$ 270 million “Alto Paraná” Bond due 2017, and to a growth in Long-term Deferred taxes. This growth was partially offset by the decrease in Long-term Bank Borrowings as a result of the payment of the APSA Notes and to the movement of U.S.$80 million of a syndicated loan to Short-term Portion of Long-term Bank Borrowings.

Compared to the previous quarter, Long-Term Liabilities decreased by 2.6% due to a decrease in Long-term Bank Borrowings explained by the movement of U.S.$80 million of a syndicated loan to Short-term Portion of Long-term Bank Borrowings. The reduction in Long-Term Liabilities was partially offset by a increase in Long-term Deferred Taxes.

Shareholders Equity

Arauco’s Shareholders’ Equity grew 13.4% from U.S.$4.4 billion at the end of the third quarter of 2006 to U.S.$5.0 billion during the third quarter of 2007. This increase is the result of an increase in Retained Earnings, together with a growth in Other Reserves due to the forestry valuation which is adjusted at the end of every year.

Compared to the second quarter of 2007, Shareholders’ Equity increased by 2.7%.

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Interim Review | Q3 Results	October 26th, 2007

Main Financial Ratios of Arauco:

FINANCIAL RATIOS
	Q3/06	Q2/07	Q3/07
Profitability
Gross margin	52,3%	46,8%	46,9%
Operating margin	33,3%	30,0%	28,6%
EBITDA margin	41,4%	39,7%	38,1%
ROA (EBIT / Average Total Assets)	12,7%	13,4%	12,7%
ROCE (EBIT (1—tax rate) / Average Total Capitalization)	10,9%	11,5%	10,7%
ROE (Net Income / Average Equity)	14,8%	14,8%	14,1%
Leverage
Interest Coverage Ratio (EBITDA / Net Interest)	10,5x	8,4x	8,7x
Interest Coverage Ratio (EBITDA / Gross Interest)	8,4x	7,4x	8,1x
Average Net Financial Debt / EBITDA	1,9x	1,6x	1,6x
Total financial debt / Total Capitalization	34,2%	33,2%	31,5%
Net financial debt / Total Capitalization	31,8%	30,2%	28,1%
Total financial debt / Equity	52,1%	49,6%	45,9%
Net financial debt / Equity	48,3%	45,2%	41,0%

Key Exchange Rates for the U.S. Dollar (closing rate)
	Q3/06	Q4/06	Q1/07	Q2/07	Q3/07
One U.S. Dollar is
CLP	537,0	532,4	539,2	526,9	511,2
ARS	3,10	3,06	3,10	3,09	3,15
BRL	2,17	2,14	2,06	1,93	1,83
EUR	1,27	1,32	1,34	1,35	1,43

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Interim Review | Q3 Results	October 26th, 2007

Third Quarter Events

In September, 2007, Arauco and Stora Enso entered into a strategic alliance in Brazil

On September 28, 2007, an agreement between Celulosa Arauco y Constitución S.A. and the Swedish-Finnish multi-national company Stora Enso was signed. The aforesaid alliance consists of Arauco’s acquisition of shares in the following companies with assets located in the State of Parana, Brazil:

1. 80% of the shares in Stora Enso Arapoti Emprendimentos Agrícolas S.A., which involves 50 thousand hectares of land, including 25 thousand hectares of pine and 5 thousand hectares of eucalyptus plantations;

2. 20% of the shares in Stora Enso Arapoti Industria de Papel S.A., which is the owner of a paper mill with an annual production capacity of 205 thousand tons of light weight coated paper and;

3. 100% of shares of a company which owns a sawmill with an annual production capacity of 150 thousand cubic meters per year.

Arauco’s total investment will be US$ 207.6 million to be financed with own resources and loans.

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Interim Review | Q3 Results	October 26th, 2007

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

US$ Million	30/09/2006	30/09/2007
Net Sales	2.015,9	2.573,6
Cost of sales	-1.017,0	-1.359,2
Gross profit	998,8	1.214,4
Selling and administrative expenses	-387,9	-450,7

Operating income	610,9	763,7

Interest Income	21,4	14,4
Income on investments in related companies	5,5	6,7
Other non operating income	7,6	21,7
Loss on investments in related companies	0,0	-0,5
Goodwill Amortization	-2,1	-2,2
Interest expense	-105,8	-133,9
Other non operating expenses	-11,3	-18,8
Price-level restatement	-0,1	-0,6
Foreign exchange gains (losses)	8,2	7,5

Non-operating income	-76,6	-105,7

Income before taxes and extraordinarad items	534,3	658,0
Income taxes	-107,2	-140,0
Extraordinary Items	0,0	0,0
Income before minority interest and negative goodwill amortization	427,1	518,0
Minority interest	0,0	0,3
Net income after minority interest	427,1	518,3
Negative goodwill amortization	3,4	3,1

Net income for the period	430,5	521,4

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

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Interim Review | Q3 Results	October 26th, 2007

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

US$ Million	30/09/2006	30/09/2007
Cash & cash equivalents	168,2	246,9
Account receivables	425,1	551,1
Inventories	611,6	679,7
Other current assets	224,3	330,2

Total Current Assets	1.429,1	1.808,0

Land	508,4	533,4
Forest	2.266,4	2.529,5
Buildings and other infrastructure	1.708,2	2.035,7
Machinery and equipment	2.308,9	2.879,2
Other Fixed Assets	1.169,5	568,9
Accumulated Depreciation	-2.216,4	-2.445,6

Total Fixed Assets	5.745,0	6.101,2

Total Other Assets	81,8	98,0

TOTAL ASSETS	7.255,9	8.007,1

Short-term debt	213,1	281,0
Accounts payable	168,7	245,4
Other current liabilities	145,6	142,0

Total Current Liabilities	527,4	668,4

Long-term bank borrowings	415,5	178,1
Long-term bonds	1.682,5	1.852,5
Other long term liabilities	181,2	264,3
Total Long Term Liabilities	2.279,2	2.294,9

Minority Interest	11,5	12,0

Total Shareholder’s Equity	4.437,8	5.031,8

TOTAL LIABILITIES & SHAREHOLDER`S EQUITY	7.255,9	8.007,1

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

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Interim Review | Q3 Results	October 26th, 2007

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

US$ Million	30/09/2006	30/09/2007
Net income (loss) for the period	430,5	521,4
Results on sales of assets	-0,1	0,1
Depreciation	128,0	177,2
Charges (credits) to income not affecting cash flow	30,7	49,5
Changes in assets, affecting cash flow	-300,6	-112,7
Changes in liabilities, affecting cash flow	255,6	120,2
Profit (loss) of minority interest	-0,0	-0,3

Net cash provided by (used in) operating activities	544,2	755,4

Debt issuance	419,4	1.035,7
Debt repayment	-431,4	-1.144,9
Dividends Paid	-102,9	-172,5
Others	-0,1	-1,6

Net cash provided by (used in) financing activities	-114,9	-283,3

Capital Expenditures	-585,6	-417,6
Other investment cash flow	-22,0	0,5

Net cash provided by (used in) investing activities	-607,6	-417,1

Total positive (negative) cash flow of the period	-178,3	55,0

Effect of inflation on cash and cash equivalents	8,0	7,7
Net increase (decrease) in cash and cash equivalents	-170,3	62,6
Cash and cash equivalents at beginning of the period	338,5	184,3

Cash and cash equivalents at end of the period	168,2	246,9

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

For further information, please contact:

Felipe Hartwig	Maria José Ibaceta
felipe.hartwig@arauco.cl	mariajose.ibaceta@arauco.cl
Phone: (56-2) 461 7494	Phone: (56-2) 461 7283

Fax: (56-2) 461 75 41 www.arauco.cl

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Interim Review | Q3 Results	October 26th, 2007

DISCLAIMER

Figures for the Arauco’s operations in Chile and its consolidated international operations were prepared in accordance with Chilean generally accepted accounting principles (Chilean GAAP).

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, which could materially impact Arauco’s actual performance. Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “U.S.$” are to United States dollars.

Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: November 7, 2007	By:	/s/ MATIAS DOMEYKO C.
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer